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                              September 21, 2023

       Jean-Pierre Sbraire
       Chief Financial Officer
       TotalEnergies SE
       2, place Jean Millier
       La Defense 6
       92400 Courbevoie
       France

                                                        Re: TotalEnergies SE
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 8, 2023
                                                            File No. 001-10888

       Dear Jean-Pierre Sbraire:

              We have reviewed your September 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 11, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects, page 2

   1. We have considered your proposed reconciliation of Adjusted net operating income in response to prior
comment 1 and note that i) the reconciliation does not start with the most directly comparable
IFRS measure identified in your response letter dated July 13, 2023, as Net income, and ii)
your proposed reconciliation appears to result in the presentation of an income statement of
non-GAAP measures. As such, it appears that further revision of this reconciliation is
necessary. Refer to Questions 102.10(a) through 102.10(c) of the
                                                        Non-GAAP Financial
Measures Compliance & Disclosure Interpretations.
 Jean-Pierre Sbraire
TotalEnergies SE
September 21, 2023
Page 2
2. We note your proposed reconciliation of Adjusted net income (TotalEnergies share)
         provided in response to prior comment 1 includes an adjustment labeled Other. Please revise to include disclosure that provides a clear description of the material components of this adjustment. Refer to Question 100.05 of the Non-GAAP Financial Measures
         Compliance & Disclosure Interpretations.
3. We note your proposed reconciliation of Capital Employed (Balance Sheet) provided in response to prior comment 1 includes an adjustment labeled Working capital. Please clarify for us how this amount is calculated as it does not appear to be the result of current assets less current liabilities. If Working capital presented here has been adjusted for replacement cost and any other adjustments, it appears that a revision to this presentation indicating it is a non-GAAP amount along with appropriate disclosure is necessary.
Financial Statements
Notes to the Consolidated Financial Statements
Note 3 Busines segment information, page F-23

4. We note from your response to prior comment 3 that your definition of Capital employed includes working capital at replacement cost and that you will include tabular disclosure of Capital Employed (Balance sheet) and Capital Employed (Business segment information). Considering comment 3 above, your proposed disclosures appear to be non-
         GAAP measures. However, Item 10(e)(1)(ii)(C) of Regulation S-K indicates that a registrant must not present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes.
         Therefore, please revise your segment disclosures as necessary or tell us why a revision is not necessary.
      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff
Accountant, at 202-551-3388 with any questions.



FirstName LastNameJean-Pierre Sbraire                           Sincerely,
Comapany NameTotalEnergies SE
                                                                Division of
Corporation Finance
September 21, 2023 Page 2                                       Office of
Energy & Transportation
FirstName LastName